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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                               Brascan Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Class A Limited Voting Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     10549P
                                 --------------
                                 (CUSIP Number)


                                  May 11, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|        Rule 13d-1(b)
|X|        Rule 13d-1(c)
|_|        Rule 13d-1(d)

---------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Sec 1745 (6/01)

----------------------
 CUSIP NO. 10549P                     13G
----------------------

--------------------------------------------------------------------------------
     1. NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Canada Pension Plan Investment Board / Not applicable

-------------- -----------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                         Not applicable                                 (b) |_|
-------------- -----------------------------------------------------------------
     3. SEC USE ONLY

-------------- -----------------------------------------------------------------
     4. CITIZENSHIP OR PLACE OF ORGANIZATION

                         Canada
------------------------------- ----------- ------------------------------------
                                    5. SOLE VOTING POWER

           NUMBER OF                        12,917,781
             SHARES             ----------- ------------------------------------
          BENEFICIALLY              6. SHARED VOTING POWER
            OWNED BY
              EACH                          0
           REPORTING            ----------- ------------------------------------
             PERSON                 7. SOLE DISPOSITIVE POWER
              WITH
                                            12,917,781
------------------------------- ----------- ------------------------------------
                                    8. SHARED DISPOSITIVE POWER

                                            0
-------------- -----------------------------------------------------------------
     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          12,917,781
-------------- -----------------------------------------------------------------
     10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                          |_|

-------------- -----------------------------------------------------------------
     11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                          5.02%
-------------- -----------------------------------------------------------------
     12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                          CO
-------------- -----------------------------------------------------------------

Item 1(a). Name of Issuer

           The name of the issuer is Brascan Corporation (the "Company").


Item 1(b). Address of Issuer's Principal Executive Offices

           The principal executive offices of the Company are located at BCE Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto ON M5J 2T3.


Item 2(a). Name of Person Filing

           This statement is being filed by Canada Pension Plan Investment Board ("CPP Investments").


Item 2(b). Address of Principal Business Office or, if none, Residence

           The address of the principal business office of the reporting person is One Queen Street East, Suite 2700, Toronto, Ontario M5C 2W5, Canada.


Item 2(c). Citizenship

           Canada.


Item 2(d). Title of Class of Securities

           The securities to which this statement relates are Class A Limited Voting Shares (the "Shares") of the Company.


Item 2(e). CUSIP Number

           The CUSIP number of the Shares is 10549P.

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           Not applicable.

Item 4.    Ownership

           (a As of May 20, 2004, CPP Investments directly owned 12,917,781 Shares.

           (b) The Shares directly owned by CPP Investments represented approximately 5.02 % of the issued and outstanding Shares as of May 20, 2004.

           (c) As of May 20, 2004, CPP Investments had the sole power to vote or to direct the voting of the Shares and had the sole power to dispose of or to direct the disposition of the Shares.

Item 5.    Ownership of Five Percent or Less of a Class

           Not applicable.


Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

           Not applicable.


Item 8.    Identification and Classification of Members of the Group

           Not applicable.


Item 9.    Notice of Dissolution of Group

           Not applicable.


Item 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. As of May 20, 2004


                                      Canada Pension Plan Investment Board


                                      By: /s/
                                          -------------------------------
                                      Name:  J.H. Butler
                                      Title: Vice President, General Counsel and
                                             Corporate Secretary